Exhibit (f)(1)(b)

Schedule A

(Effective as of February 11, 2021)

Name of Fund	ANNUAL RATE OF AVERAGE DAILY NET ASSETS
Destra Granahan Small Cap Advantage Fund	0.95%

(EFFECTIVE AS OF MAY 6, 2024)

Altegris/AACA Opportunistic Real Estate Fund	1.30%
Altegris Futures Evolution Strategy Fund	1.15%